[LETTERHEAD OF WHITE & CASE]


February 26, 2008

BY E-MAIL

John Wm. Butler, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

Dear Jack:

On behalf of ADAH, we write to respond to your request for information contained in your letters of February 20, 2008 and February 25, 2008 with respect to alleged short selling or trading by Plan Investors or Additional Plan Investors in Delphi's outstanding public securities (requests a-d on page 7 of the February 20th letter and page 5 of the February 25th letter).

With respect to requests (a) and (b) we assume you have the identities and contact information regarding the Plan Investors so we will not repeat that here. We have previously produced to you, on a confidential litigation basis, the identity of the Additional Plan Investors. We attach to this letter as Annex A a copy of such information as it was previously produced and additional contact information readily available to us, and we consent to your use of such information for purposes of your investigation.

With respect to request (c), substantially all the agreements to which ADAH and any Plan Investors or Additional Plan Investors are parties relating to Delphi, its chapter 11 cases or the EPCA have been filed publicly as exhibits to Appaloosa's Schedule 13D filings. We refer you to such filings for those agreements. The only exceptions being (i) the Common Interest Agreement, which we have previously delivered, (ii) that certain Letter Agreement, dated July 30, 2007 between ADAH and Goldman Sachs, which was subsequently superseded but is attached hereto as Annex B for completeness, (iii) that certain Letter Agreement, dated November 14, 2007 among Appaloosa Management L.P. and the Plan Investors attached hereto as Annex C amending the July 18, 2007 Contribution and Reimbursement Agreement, (iv) that certain Agreement among Initial Investors, dated March 5, 2007, among certain of the Plan Investors and Dolce Investors LLC, which was never fully executed by Dolce and has since been superseded, but which we attach hereto as Annex D for completeness and (v) any agreement to which Delphi was also a party.

John Wm. Butler Jr., Esq.

February 26, 2008

With respect to your request (d), ADAH has no knowledge of the accuracy and/or credibility of the information regarding trading or shorting one or more of Delphi's outstanding public securities. Each of the other Plan Investors other than Goldman Sachs (which would be prepared to respond on its own behalf), and UBS, have informed ADAH that since executing an NDA (to the extent relevant) they have not engaged in any trading or short selling of Delphi's outstanding public securities, except that Merrill Lynch has undertaken insubstantial trading in common stock that has been publicly disclosed. UBS has informed ADAH that it is still in the process of completing its internal inquiry.

Very truly yours,


/s/ Thomas E. Lauria

Thomas E. Lauria

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